

Mail Stop 3628

March 6, 2009

By Facsimile and U.S. Mail
Kevin C. Tang
Tang Capital Management, LLC
4401 Eastgate Mall
San Diego, CA 92121

> **Re: Penwest Pharmaceuticals Co.**
> **Additional Soliciting Material filed pursuant to Rule 14a-12**
> **Filed March 3, 2009 by Tang Capital Partners, LP et al.**
> **File No. 0-23467**

Dear Mr. Tang:

    We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Additional Soliciting Material

1. We remind you to file, on the date of first use, any written communications that may be reasonably viewed as soliciting material. See Rule 14a-12. For example, you have not filed using the EDGAR header tag "DFAN14A" the letter dated January 12, 2009, which was filed as an exhibit to the Schedule 13D on January 12, 2009. The letter and any other written communications should be filed immediately in accordance with Rule 14a-12(b) as additional soliciting materials. In addition, any future written soliciting material, including any emails, postings to your website, and scripts to be used in soliciting proxies over the telephone, should comply fully with the disclosure and filing requirements of Rule 14a-12 and must be filed under the cover of Schedule 14A.

2. We note you state that Mr. Andrew Levin may be deemed to be a participant in this solicitation. Please revise to include him on the cover page or advise us.

Closing Information

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

▪   the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪   the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions